SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 11-K

(X) **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

**OR**

( ) **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

For the transition period from _______ to _______

Commission file number 000-25983- (First Manitowoc Bancorp, Inc.)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**FIRST NATIONAL BANK IN MANITOWOC 401(K) PROFIT SHARING PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

**FIRST MANITOWOC BANCORP, INC.**
**402 North 8th Street**
**P.O. Box 10**
**Manitowoc, Wisconsin 54221-0010**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the First National Bank in Manitowoc 401(k) Profit Sharing Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

**FIRST NATIONAL BANK IN MANITOWOC**
**401(K) PROFIT SHARING PLAN**

Thomas J. Bare
Chief Executive Officer/President/Treasurer

# First National Bank in Manitowoc 401(k) Profit Sharing Plan

Manitowoc, Wisconsin

## Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002

# First National Bank in Manitowoc
# 401(k) Profit Sharing Plan

**Financial Statements and Supplemental Schedule**
Years Ended December 31, 2003 and 2002

## Table of Contents

**WIPFLi** LLP

## Report of Independent Registered Public Accounting Firm

Board of Directors
First National Bank in Manitowoc
401(k) Profit Sharing Plan
Manitowoc, Wisconsin

We have audited the accompanying financial statements of First National Bank in Manitowoc 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First National Bank in Manitowoc 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

June 7, 2004
Green Bay, Wisconsin

# First National Bank in Manitowoc
# 401(k) Profit Sharing Plan

## Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| *Assets* | | |
| Cash | $0 | $322 |
| Investments | 13,080,059 | 11,191,499 |
| Receivables: | | |
| Employer contributions | 331,333 | 321,103 |
| Participant contributions | 3,435 | 2,624 |
| Net assets available for benefits | $13,414,827 | $11,515,548 |

See accompanying notes to financial statements.

# First National Bank in Manitowoc
# 401(k) Profit Sharing Plan

## Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Additions to net assets attributed to:** | | |
| Investment income: | | |
| Net appreciation in fair value of investments | $1,133,651 | $0 |
| Interest and dividends | 211,307 | 166,223 |
| Total investment income | 1,344,958 | 166,223 |
| Contributions: | | |
| Employer | 507,416 | 485,335 |
| Participant | 540,838 | 498,385 |
| Rollover | 4,067 | 44,890 |
| Total contributions | 1,052,321 | 1,028,610 |
| Total additions | 2,397,279 | 1,194,833 |
| **Deductions from net assets attributed to:** | | |
| Net depreciation in fair value of estimates | 0 | 202,451 |
| Benefits paid to participants | 435,388 | 58,085 |
| Administrative expenses | 62,612 | 49,224 |
| Total deductions | 498,000 | 309,760 |
| Net additions | 1,899,279 | 885,073 |
| Net assets available for benefits at beginning | 11,515,548 | 10,630,475 |
| Net assets available for benefits at end | $13,414,827 | $11,515,548 |

See accompanying notes to financial statements.

## Note 1 Plan Description

The following description of First National Bank in Manitowoc 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

### General

The Plan is a defined contribution 401(k) retirement savings plan, stock bonus plan, and employee stock ownership plan covering substantially all employees of First National Bank in Manitowoc (the "Bank") who have been employed for six months and are 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

### Contributions

Eligible employees can voluntarily elect to contribute an amount greater than or equal to 2% of compensation as defined by the Plan, subject to certain limitations under the Internal Revenue Code. The Bank may make a matching contribution equal to a discretionary uniform percentage, to be determined by the employer, of each contributing participants' elective deferrals. The discretionary match in 2003 and 2002 was 35% of the first 10% of participant's tax-deferred contributions. In addition, the Bank may make a discretionary profit sharing contribution that is allocated based on a participant's compensation as a percentage of total compensation for all participants. There was a $330,267 and $320,210 profit sharing contribution in 2003 and 2002, respectively.

### Participants' Accounts

Each participant's account is credited with the participant's contributions, the Bank's matching contributions and discretionary profit sharing contribution, plan earnings (based on each participant's investment election and account balance), and forfeitures, if any.

**Note 1** **Plan Description** (Continued)

### Vesting

All employee contributions and employer matching contributions and related earnings are 100% vested immediately. Profit sharing contributions and related earnings become 20% vested after two years of credited service. The vesting percentage increases an additional 20% each year thereafter, with 100% vesting after six years of credited service. In addition, there is full vesting upon normal retirement at age 65, death, or disability.

### Expenses of the Plan

Administrative expenses charged by the plan administrator are paid out of plan assets.

### Participant Loans

In 2002, participants could borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of 50% of their vested plan balance or $50,000. Loans could be made only in cases of hardship or for the purpose of purchasing a primary residence. Loan terms range from one to five years or more for the purchase of a primary residence. The loans are secured by the balance in the participant's account or other security if the loan is for the purchase of a primary residence. The loans bear interest at a fixed rate of 1% over the prime rate, which is set at the start of the loan. Effective March 2003, loans are no longer allowed by the Plan.

### Payment of Benefits

Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, death, or termination of employment.

During 2003 and 2002, participants could elect to receive benefit payments in the form of a lump-sum distribution or in installments. Effective January 1, 2004, the Plan was amended to no longer allow installments. Distributions can be a lump-sum, rollover, or a combination of both.

## Note 1 Plan Description (Continued)

### Plan Termination

The Bank intends to continue the Plan indefinitely; however, it reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to a participant's account become 100% vested and will be distributed to the participant in accordance with the Plan's provisions.

### Forfeitures

Nonvested benefits which are forfeited throughout the year are accumulated in a separate account. Forfeitures from terminated participants remain in the separate account for five years after their withdrawal. If a terminated participant is rehired within five years, he or she can become fully vested in the forfeiture with proper length of service. If the terminated participant does not become vested in the forfeiture within five years, the forfeited amount is reallocated to active participants.

## Note 2 Summary of Significant Accounting Policies

### Method of Accounting

The accounting records of First National Bank in Manitowoc 401(k) Profit Sharing Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

### Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make certain estimates and assumptions that directly affect the reported amounts and disclosures. Actual results may differ from these estimates.

### Note 2 Summary of Significant Accounting Policies (Continued)

#### Investment Valuation

Investments are stated at fair value. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. First Manitowoc Bancorp, Inc. common stock is valued at the latest bid price, as reported by a regional broker.

Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

## Note 3 Investments

The following is a schedule of investments that individually represent 5% or more of the Plan's net assets at December 31:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Asset Fair Value | Percent of Net Assets | Asset Fair Value | Percent of Net Assets |
| First Manitowoc Bancorp, Inc. Common Stock* | $8,236,130 | 61.4 | $7,041,576 | 61.1 |
| Nationwide Mutual Fixed Income Fund | 1,274,685 | 9.5 | 1,192,596 | 10.4 |
| Dodge & Cox Stock Fund | 730,394 | 5.4 | 0 | 0.0 |
| Fidelity Advisor Dividend Growth Fund | 845,485 | 6.3 | 0 | 0.0 |
| Nationwide Mutual All Pro Diversified Equity Fund | 746,133 | 5.6 | 687,658 | 6.0 |
| Fidelity Advisor Growth & Income Fund | 0 | 0.0 | 758,627 | 6.6 |
| Provident Mutual All Pro Value Equity Fund | 0 | 0.0 | 563,247 | 4.9 |

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | 2003 | 2002 |
|---|---|---|
| Mutual funds | $745,318 | ($435,055) |
| First Manitowoc Bancorp, Inc. common stock* | 388,333 | 232,604 |
| Net appreciation (depreciation) | $1,133,651 | ($202,451) |

*Represents party-in-interest

### Note 4 Transactions With Parties-in-Interest

First National Bank in Manitowoc serves as the sponsor of the Plan. As of December 31, 2003 and 2002, First National Bank in Manitowoc is a wholly owned subsidiary of First Manitowoc Bancorp, Inc. The Plan had the following transactions with First Manitowoc Bancorp, Inc.:

| | 2003 | 2002 |
|---|---|---|
| Purchases of stock: | | |
| Number of shares | 75,270 | 25,086 |
| Value of shares on transaction dates | $1,108,402 | $361,961 |
| Sales of stock: | | |
| Number of shares | 20,822 | 2,306 |
| Value of shares on transaction dates | $302,181 | $32,832 |

At December 31, 2003 and 2002, the Plan held 540,074 shares and 485,626 shares, respectively, of First Manitowoc Bancorp, Inc. common stock. Share balances and activity prior to November 2002 have been adjusted to reflect a 2-for-1 stock split which occurred in November 2002.

### Note 5 Tax-Exempt Status of the Plan

On October 20, 2003, the Internal Revenue Service declared the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

### Note 6 Reconciliation of Financial Statements to Form 5500

The Form 5500 filed for December 31, 2003 presented net assets available for benefits on the modified cash basis of accounting.

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

| | |
|---|---|
| Net assets available for benefits per the financial statements | $13,414,827 |
| Less - Receivables: | |
| Participant contributions | 3,435 |
| Employer contributions | 331,333 |
| Net assets available for benefits per Form 5500 | $13,080,059 |

Following is a reconciliation of contributions received per the financial statements at December 31, 2003 to Form 5500:

| | Participant | Employer |
|---|---|---|
| Contributions per the financial statements | $540,838 | $507,416 |
| Less - Contributions receivable at December 31, 2003 | 3,435 | 331,333 |
| Contributions per Form 5500 | $537,403 | $176,083 |

# Supplemental Schedule

# First National Bank in Manitowoc
# 401(k) Profit Sharing Plan

Plan's EIN #39-0447799    Plan #002

## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value | Cost | Current Value |
|---|---|---|---|
| First Manitowoc Bancorp, Inc.* | 540,074.083 shares - Common stock | $N/R | $8,236,130 |
| Nationwide Mutual Fixed Income Fund | 1,274,684.570 shares - Mutual fund | N/R | 1,274,685 |
| Dodge & Cox Balanced Fund | 6,230.611 shares - Mutual fund | N/R | 455,084 |
| Dodge & Cox Stock Fund | 6,419.355 shares - Mutual fund | N/R | 730,394 |
| Fidelity Advisor Dividend Growth Fund | 75,288.063 shares - Mutual fund | N/R | 845,485 |
| Fidelity Advisor Diversified International Fund | 15,705.631 shares - Mutual fund | N/R | 246,735 |
| Nationwide Janus Advisor Capital App Fund | 29,035.916 shares - Mutual fund | N/R | 259,527 |
| T. Rowe Price Small Cap Value Fund | 8,422.310 shares - Mutual fund | N/R | 247,532 |
| Nationwide Mutual All Pro Diversified Equity Fund | 26,619.687 shares - Mutual fund | N/R | 746,133 |
| | Total mutual funds | | 4,805,575 |
| Participant loans | 7.75% to 8.75% notes maturing through June 2030 | | 38,354 |
| | Total assets (held at end of year) | | $13,080,059 |

*Party-in-interest

N/R - Cost information is not required for participant-directed investments.

**WIPFLi** LLP

# Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-85749) on Form S-8 to the First National Bank in Manitowoc 401(k) Profit Sharing Plan of our report dated June 7, 2004, with respect to the financial statements and schedules of the First National Bank in Manitowoc 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Wipfli LLP

Wipfli LLP

June 24, 2004
Green Bay, Wisconsin